Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

By Electronic Mail

July 12, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 29, 2021 The Nasdaq Stock Market (the "Exchange") received from PACCAR Financial Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

1.100% Fixed

Medium-Term Note, Series P

Due May 11, 2026

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,